

July 14, 2014

<u>Via E-mail</u>
Mr. Delbert Steiner
Chief Executive Officer
New Jersey Mining Company
201 N. Third Street
Coeur d'Alene, ID 83814

> **Re:** **New Jersey Mining Company**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 2, 2014**
> **Form 8-K**
> **Filed June 17, 2014**
> **File No. 000-28837**

Dear Mr. Steiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10

1. We note your response to comment 4 in our letter dated June 20, 2014. It is unclear why you believe the issuance of shares in 2013, whether or not they replaced previously-held shares, is not required to be disclosed pursuant to Item 701 of Regulation S-K. Please advise us of the details of the transaction, including the approximate number of shareholders involved.

Form 8-K Filed June 17, 2014

Exhibit 99.2

2.   We note your disclosure of economic indicators for the Juniper Lease and the McKinley Project on pages 11 and 18, respectively. Considering you have no mineral reserves, please tell us the basis for these estimates. We also note the disclosure of projected income from the Juniper Lease on page 11 and projected net profit for the McKinley Project on page 18. Please provide us the basis for these projections in accordance with Item 10(b) of Regulation S-K.

        Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551- 3536 with any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director